Muldoon Murphy & Aguggia LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

March 17, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Northeast Community Bancorp, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Northeast Community Bancorp, Inc., the proposed holding company for Northeast Community Bank, a federally chartered savings bank the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $6,368.00, which constitutes the filing fee for the Form S-1 Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Kenneth A. Martinek, Northeast Community Bank

Paul M. Aguggia, Esq.

Michael J. Brown, Esq.